October 4, 2018

Christa Davies
Chief Financial Officer
Aon plc
122 Leadenhall Street
London, England EC3V 4AN

       Re: Aon plc
           Form 10-K for the Year Ended December 31, 2017
           Filed February 20, 2018
           File No. 001-07933

Dear Ms. Davies:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance